

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

Mr. Michael Mazzoni
Chief Financial Officer
OPTi Inc.
3430 West Bayshore Road
Palo Alto, California 94303

  Re: OPTi Inc.
    Form 10-K for the year ended March 31, 2010
    File No. 000-21422

Dear Mr. Mazzoni:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended March 31, 2010

Item 1. Business, page 1

1.   We note your statement that your disclosure contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Please revise your future filings to eliminate the reference to these sections as the statutory safe harbors adopted as part of the Private Securities Litigation Reform Act of 1995 do not apply to statements made by penny stock issuers. Refer to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

Intellectual Property, page 4

2.   Please disclose the duration of your patents. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Item 15. Exhibits…, page 22

3.   Please file, or tell us why you should not file, the agreement with VIA Technologies that you mention on page 1. Refer to Item 601(b)(10)(i) of Regulation S-K.

4.   We note from your disclosure on page 15 that you entered into employment agreements with Messrs. Marren and Mazzoni in 2007. Please file any compensatory agreements with your named executive officers as exhibits. Refer to Item 601(b)(10)(iii) of Regulation S-K.

5.   We note that you have filed the patent license agreement between Intel Corporation and OPTi Inc. as an exhibit to your annual report. With a view towards revised disclosure in future filings, please tell us why this agreement is material.

Exhibit 31

6.   We note that your filing contained management's report on internal control over financial reporting as required by Item 308T of Regulation S-K. As such, your certifications are required to include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company. Refer to Item 601(b)(31) of Regulation S-K. Please file an amendment to the Form 10-K that includes new, currently signed and dated, and corrected certifications with the appropriate revisions to paragraph 4. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have any questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact me at (202) 551-3212.
.

Sincerely,

Jeff Jaramillo
Branch Chief